UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Patrick Machado

c/o Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Name of Reporting Person Patrick Machado

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO - other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (see Item 5)

	8.	Shared Voting Power 0 Common Shares (see Item 5)

	9.	Sole Dispositive Power 0 Common Shares (see Item 5)

	10.	Shared Dispositive Power 16,013,540 Common Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 Common Shares (see Item 5)*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1%* (see Item 5)

14.	Type of Reporting Person IN

* The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as provided by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). As of the date of this Amendment No. 2 to the Schedule 13D, the reporting person is deemed to beneficially own 16,013,540 common shares, no par value (“Common Shares”), of the Issuer. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 shares of the Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 2 (the “Amendment No. 2”) to the Schedule 13D amends certain items of the Schedule 13D relating to the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2016, as amended by Amendment No. 1 on October 17, 2017 (the “Schedule 13D”). This Amendment No. 2 is being filed to report the closing on January 12, 2018 of the acquisition of the second and final tranche of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) by Roivant Sciences Ltd. (“Roivant”), pursuant to the subscription agreement, dated October 2, 2017 (the “Subscription Agreement”), between Roivant and the Issuer. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.        Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                 As an Independent Director with dispositive power over the Common Shares directly owned by Roivant, the Reporting Person may be deemed an indirect beneficial owner of the 16,013,540 Common Shares directly owned by Roivant, representing 29.1% of the issued and outstanding Common Shares of the Issuer. The Reporting Person will not beneficially own the Common Shares underlying the Preferred Shares until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. As described in Item 6 of the Schedule 13D, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing (October 16, 2021), subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

(b)                                 The aggregate number of Common Shares beneficially owned by the Reporting Person and the numbers of Common Shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Schedule 13D.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 55,068,662 Common Shares issued and outstanding as of January 11, 2018, as provided by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 Preferred Shares acquired on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option). Therefore, the Common Shares underlying such Preferred Shares are not deemed beneficially owned as described in Item 5(a). The Reporting Person disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.

Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Common Shares or have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On January 12, 2018, following the requisite approval of the shareholders of the Issuer at a shareholder meeting held on January 11, 2018 and satisfaction of the applicable closing conditions at the Second Closing on January 12, 2018, Roivant acquired an additional 664,000 Preferred Shares for an aggregate purchase price of $66.4 million pursuant to the Subscription Agreement (the “Second Closing”).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018	Patrick Machado

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Attorney-in-fact